                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)

                           Sight Resource Corporation
                           --------------------------
                                 Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                    ---------
                                 (CUSIP Number)

                                Carene S. Kunkler
                                6725 Miami Avenue
                             Cincinnati, Ohio 45243
                                 (513) 527-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


         1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105             13D                     Page 2 of 8 Pages

1           NAME OF REPORTING PERSON                                                      E. Dean Butler
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [ ]
            (See Instructions)                                                     (b)


3           SEC USE ONLY


4           SOURCE OF FUNDS (See Instructions)      PF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)    [ ]


6           CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

NUMBER OF                                       7       SOLE VOTING POWER
                                                                3,848,678
SHARES

BENEFICIALLY                                    8       SHARED VOTING POWER

OWNED BY

EACH                                            9       SOLE DISPOSITIVE POWER
                                                                3,848,678
REPORTING

PERSON WITH



                                               10      SHARED DISPOSITIVE POWER


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          3,950,254

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)          [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     8.2%

14          TYPE OF REPORTING PERSON  (See Instructions)
            IN

CUSIP No. 82655N105             13D                     Page 3 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.


                  The title of the class of equity securities to which this
Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 6725 Miami Avenue, Cincinnati, OH 45243.

ITEM 2. IDENTITY AND BACKGROUND.

                 This Statement is being filed by E. Dean Butler (the "Reporting Person").

                 Mr. Butler is a citizen of the United States. His business address is c/o Sight Resource Corporation, 6725 Miami Avenue, Cincinnati, Ohio 45243.

                 Mr. Butler is Chairman of SRC.

                 During the last five years, Mr. Butler has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                 During the last five years, Mr. Butler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Mr. Butler holds 3,848,678 shares of Common Stock of SRC. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc. by SRC) were acquired by Mr. Butler through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

                 (a) Of the shares of Common Stock of SRC held by Mr. Butler, 2,598,678 were acquired in connection with (i) the acquisition of eyeshop.com inc. by SRC and (ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 of the Schedule 13D of Mr. Butler and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

                 (b) Pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") among SRC and the parties listed

CUSIP No. 82655N105             13D                     Page 4 of 8 Pages

below, on December 31, 2002 the parties listed below purchased from SRC the number of shares of Common Stock indicated below. The shares were sold and purchased in a private placement at a purchase price of $0.20 per share (the "Private Placement"):

             Purchaser                  Number of Shares  Aggregate Purchase Price
             ---------                  ----------------  ------------------------
Carlyle Venture Partners, L.P.               1,940,295            $  388,059
Carlyle U.S. Venture Partners, L.P.            257,335            $   51,467
C/S Venture Investors, L.P.                    396,255            $   79,251
Carlyle Venture Coinvestment, L.L.C.           156,115            $   31,223
E. Dean Butler                               1,250,000            $  250,000
Excalibur Investments B.V.                   5,500,000            $1,100,000
La Sesta S.A.                                3,000,000            $  600,000

                 Also pursuant to the Purchase Agreement and as of December 31, 2002, SRC issued to Carlyle Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C. (the "Carlyle Entities") an aggregate of 1,849,625 shares of Common Stock as payment of accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), held by the Carlyle Entities.

                 Also pursuant to the Purchase Agreement and as of December 31, 2002, the Carlyle Entities converted all shares of Preferred Stock held by them into an aggregate of 3,243,900 shares of Common Stock.

                 Also pursuant to the Purchase Agreement, the Carlyle Entities and SRC agreed to the cancellation of certain warrants (being referred to as Class I (Mirror) Warrants) representing an obligation to purchase an aggregate of 62,884 shares of Common Stock.

                 Mr. Butler purchased the additional shares (i) for the purpose of investment and (ii) to provide to SRC a portion of the funds required by SRC in connection with the Sixth Loan Modification Agreement (described below).

                 On December 31, 2002, CadleRock Joint Venture L.P. ("CadleRock") purchased from the holder thereof indebtedness of SRC having a face amount of $7,120,000. In connection with such purchase, SRC entered into a Sixth Loan Modification Agreement (the "Modification Agreement") with CadleRock. Pursuant to the Modification Agreement, (i) SRC paid to CadleRock $1,560,000 and
(ii) CadleRock agreed to the reduction to $2,000,000 of the balance of the indebtedness owing by SRC. The $2,000,000 is payable June 30, 2004 and bears interest at the rate of 12% per annum. A $200,000 termination fee is payable by SRC to CadleRock at the time of payment of the $2,000,000.

                 A portion of the $2,500,000 received by SRC in consideration of the shares issued in the Private Placement was used to fund the $1,560,000 payment to CadleRock.

                 The Purchase Agreement provides that, for a period of three years, the Board of Directors of SRC shall take such action as may be consistent with its fiduciary duties to cause the

CUSIP No. 82655N105             13D                     Page 5 of 8 Pages

Board of Directors to remain consistent with its current composition, subject to the following: (i) Mr. Dino Tabacchi (a director of SRC and an affiliate of Excalibur Investments B.V.) and one representative of the Carlyle Entities will be members of the Board; (ii) Mr. Marco Brustio (who was elected to the Board on December 31, 2002 and who is a director of La Sesta S.A.) will be a member of the Board; and (iii) the Board shall nominate an additional director who shall have significant financial and accounting expertise and who is neither employed by SRC nor any affiliate of SRC as an employee or consultant, and the identity and financial and accounting experience of such director shall be reasonably satisfactory to the Carlyle Entities; and (iv) Mr. Tabacchi shall have the right to designate a director to fill the first vacancy on the Board (other than vacancies related to the positions reserved for the Carlyle Entities and Mr. Brustio).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                 Mr. Butler owns 3,848,678 shares of Common Stock of SRC. Mr. Butler also holds options to purchase (i) 86,486 shares of Common Stock at a purchase price of $0.20 per share, and (ii) 175,000 shares at a purchase price of $0.36 per share. Of such option shares, 101,576 may be purchased by Mr. Butler within 60 days from the date of this Statement.

                 Based upon the foregoing, Mr. Butler is the beneficial owner of 3,950,254 shares of Common Stock (3,848,678 shares owned directly, and 101,576 shares which may be acquired within 60 days pursuant to exercise of the options held by Mr. Butler). Such shares represent 8.2% of the shares of Common Stock outstanding (calculated as provided in Rule 13d-3).

                 Mr. Butler has the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the shares owned by him.

                 Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by Mr. Butler.

                 An additional 702,792 shares of Common Stock are held in trust for the benefit of Mr. Butler's children. Mr. Butler disclaims beneficial ownership of those shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by Mr. Butler in connection with the acquisition of eyeshop.com inc by SRC appears in Item 6 of the Schedule 13D of Mr. Butler and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

CUSIP No. 82655N105             13D                     Page 6 of 8 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1   Common Stock Purchase Agreement dated as of
                    December 30, 2002 (incorporated by reference from Exhibit
                    10.39 to SRC's Current Report on Form 8-K dated January 9, 2003 and filed with the SEC on January 10, 2003).

        Exhibit 2 Items 4 and 6 of the Schedule 13D of E. Dean Butler and certain other parties dated June 4, 2001 and filed with the SEC on that date are hereby incorporated by reference.

        Exhibit 3   Power of Attorney of E. Dean Butler


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 2003

                                              /s/ Duane Kimble Jr.
                                     ----------------------------------------
                                     Duane Kimble Jr. as Attorney-in-Fact for
                                     E. Dean Butler

CUSIP No. 82655N105             13D                     Page 7 of 8 Pages

                                                                       EXHIBIT 3

                                POWER OF ATTORNEY

                 The undersigned hereby constitutes and appoints Carene Kunkler and Duane Kimble Jr., and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                           1. Execute for and on behalf of the undersigned, in
                 the undersigned's capacity as an officer and/or director of Sight Resource Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                           2. Execute for and on behalf of the undersigned, in
                 the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                           3. Do and perform any and all acts for and on behalf
                 of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G (including without limitation executing Form ID and obtaining CIK, CCC and other codes and passwords), and timely file such Forms and Schedules with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

CUSIP No. 82655N105             13D                     Page 8 of 8 Pages

                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 8th day of January, 2003.


                                             /s/  E. Dean Butler
                                          -----------------------------------
                                                  E. DEAN BUTLER